UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Change of Board of Directors, Executive Management, and Committee Composition

On October 30, 2025, the board of directors (the “Board”) of PS International Group Ltd. (the “Company”) passed resolutions approving certain changes to the composition of the Board, its committees and executive management, as detailed below.

Departure of Chief Executive Officer, Director and Committee Chairperson

On September 4, 2025, Mr. Hang Tat Gabriel Chan, the Company’s Chief Executive Officer, a director of the Board, and the Chairperson of both the Compensation Committee and the Nominating and Corporate Governance Committee of the Company, tendered his resignation to the Board, to take effective on November 3, 2025. Mr. Chan’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for his contributions and dedicated service to the Company.

Appointment of Chief Executive Officer, Director and Committee Chairperson

Effective on November 4, 2025, Board appointed Mr. Chunlin Tong, the Company’s Chief Operating Officer, as the Company’s Chief Executive Officer , a director of the Board, and the Chairperson of both the Compensation Committee and the Nominating and Corporate Governance Committee of the Company to fill the vacancy on the Board and each committee.

Mr. Chunlin Tong, age 41, has more than 17 years of management and marketing experience across multinational and financial services companies. He most recently served as Marketing Director of Sparkle In Technology Investment Ltd. in Hong Kong, where he led business development with major enterprises and state-owned entities. From 2022 to 2023, he was Managing Director of CIC Guolian (Beijing) Investment Fund Co., Ltd. Previously, Mr. Tong held senior positions at Aerospace Science and Industry Financial Leasing Co., Ltd., CITIC Financial Leasing, Minsheng Financial Leasing, and Huawei Technologies, where he was responsible for business development in shipping, aviation, energy, finance, and intelligent manufacturing sectors. He holds an MBA in Accounting, Finance, and Management from the Graduate School of the Chinese Academy of Social Sciences.

There is no arrangement or understanding between Mr. Tong and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship between Mr. Tong and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Tong had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on October 30, 2025, the Company entered into an employment agreement with Mr. Tong, a copy of which is filed as Exhibit 10.1 to this Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form Employment Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: November 3, 2025

3